EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges

(Unaudited)

	For the Quarter Ended March 28, 2010	For the Years Ended
(In thousands, except ratios)		December 27, 2009	December 28, 2008	December 30, 2007	December 31, 2006	December 25, 2005
Earnings/(loss) from continuing operations before fixed charges
Income/(loss) from continuing operations before income taxes, adjustments for noncontrolling interest and income/(loss) from joint ventures	$32,074	$(16,892)	$(88,981)	$146,728	$(577,550)	$390,772
Distributed earnings from less than fifty-percent owned affiliates	3,075	2,775	35,733	7,979	13,375	9,132

Adjusted pre-tax earnings/(loss) from continuing operations	35,149	(14,117)	(53,248)	154,707	(564,175)	399,904
Fixed charges less capitalized interest	22,660	88,608	55,038	49,228	68,747	64,211

Earnings/(loss) from continuing operations before fixed charges	$57,809	$74,491	$1,790	$203,935	$(495,428)	$464,115

Fixed charges
Interest expense, net of capitalized interest(1)	$20,964	$83,124	$48,191	$43,228	$58,581	$53,630
Capitalized interest	—	1,566	2,639	15,821	14,931	11,155
Portion of rentals representative of interest factor	1,696	5,484	6,847	6,000	10,166	10,581

Total fixed charges	$22,660	$90,174	$57,677	$65,049	$83,678	$75,366

Ratio of earnings to fixed charges(2)	2.55	—	—	3.14	—	6.16

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as The New York Times Company’s (the “Company”) Annual Report on Form 10-K for the year ended December 27, 2009.

(1)	The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.
(2)	In 2009, 2008 and 2006, earnings were inadequate to cover fixed charges because of certain charges recorded in the respective year.